

September 5, 2007

Mail Stop 7010

By U.S. Mail and facsimile (515) 323-8559

Clay Hansen
Chairman of the Board and President
Prairie Creek Ethanol, LLC
415 N. Locust Street, PO Box 280
Goldfield, Iowa 50542

> **Re: Prairie Creek Ethanol, LLC**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed August 23, 2007**
> **Free Writing Prospectus**
> **Filed July 11, 2007**
> **File No. 333-141585**

Dear Mr. Hansen:

        We have reviewed your amended filing and responses to our comments of August 21, and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Amendment No. 4 to Registration Statement on Form SB-2
Certain Relationships and Related Transactions, page 62

1. We note your response to comments 32 and 33 of our letter dated May 1, 2007. Please revise your disclosure under this heading to clearly state that Golden Eagle, North Central, and Corn, LP are promoters. See Regulation S-B, Item 404(c)(1)(i).

Prior Performance of Founders, page 63

2. Please provide the operating results of prior programs sponsored by your founders. Refer to Table III to Industry Guide 5.

Supplemental Sales Materials Submitted August 30, 2007

3. We note the answer to the question "Are there too many plants?" presented on

page 8 is that there is a concentration of plants in the Midwest because "that's where the greatest amount of corn is produced." This explanation does little to answer the question presented. Please revise the Marketing Booklet to address the risk of the construction of excess industry capacity.

4. We note the statement on page 8 of the Marketing Booklet that "cellulose ethanol production will augment, not replace, grain-based ethanol," while disclosure on page 16 of Amendment No. 4 to your registration statement states that "[i]f an efficient method of producing ethanol from cellulose-based biomass is developed, we may not be able to compete effectively. We do not believe it will be cost-effective to convert the ethanol plant we are proposing into a plant which will use cellulose-based biomass to produce ethanol." Please revise the Marketing Booklet to provide a balanced discussion of the risk and reward to investors of an investment in your units, and to harmonize the booklet with your prospectus disclosure. Refer to Item 19.A to Securities Act Industry Guide 5.

5. Please provide us with the industry information you are relying on in making the representations contained on page 12. In addition, it appears that you are presenting industry averages "over the past ten years" and "over the past five years" while excluding industry performance information in the past 12 months. Please revise to clarify the industry data you are using. In addition, please tell us why this information is consistent with representations in the prospectus with respect to the risks and rewards of investing in start-up ethanol plants.

Promotional and Sales Material on Website (Free Writing Prospectus Filed July 11, 2007)

6. Please revise the presentation script and slideshow, as well as the Industry Outlook page of your website, to present a balanced discussion of both risk and reward with respect to an investment in your LLC units, as required by Item 19.A of Industry Guide 5.

7. Please delete language from the indications of interest stating that prospective investors have "reviewed" the preliminary prospectus or "noted" particular provisions thereof. In addition, please revise the language in the sixth representation stating "I understand that I must only rely on the information contained in the Final Prospectus and its Exhibits," as investors are also entitled to rely on any free writing prospectuses you file.

8. Please confirm that any sales materials used in the future, including following the effectiveness of this registration statement, will be submitted to the staff supplementally prior to the use of such materials. Please note that we may have comments on such materials and that you should check with the staff before use of submitted information. Refer to paragraphs D and E to Item 19 of Industry

Guide 5. To the extent that individual investors have received sales materials not reflecting the information requested in the comments above, please confirm that you will refer any such investor to revisions to materials you have already used.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Valerie D. Bandstra
        Brown Winick, PLC
        666 Grand Avenue, Suite 2000
        Des Moines, Iowa 50309-2510